Filed By Transocean Ltd. (Commission File No. 000-53533)
And Transocean Inc. (Commission File No. 005-60501)
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Songa Offshore SE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  January 23, 2018

TRANSOCEAN LTD.

(Exact name of registrant as specified in its charter)

Switzerland	000-53533	98-0599916
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

Turmstrasse 30
6312 Steinhausen
Switzerland	CH-6312
(Address of principal executive offices)	(zip code)

Registrant’s telephone number, including area code: +41 (22) 930-9000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒                    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01                                           Other Events.

On January 23, 2018, Transocean Ltd. (NYSE: RIG) announced that the voluntary exchange offer (the “Offer”) by Transocean Ltd. and Transocean Inc. (collectively, “Transocean”) to acquire all shares in Songa Offshore SE (“Songa Offshore”) expired on January 23, 2018 at 16:30 (CET), with a total of 175,720,167 Songa Offshore shares representing approximately 91.5 % of the total shares in Songa Offshore on a fully diluted basis having accepted the Offer.

A copy of the press release announcing successful results of the Offer is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 8.01.

Item 9.01                                           Financial Statements and Exhibits

(d)  Exhibits.

Exhibit No.	Description

99.1	Press Release Announcing Successful Results of Voluntary Exchange Offer

Additional Information and Where to Find it

In connection with the Offer, Transocean has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the consideration shares and exchangeable bonds to be issued in the Offer (the “Prospectus”).  Transocean has distributed the Prospectus to certain securityholders of Songa Offshore in the United States in connection with the Offer. Transocean has also filed an offer document with the Financial Supervisory Authority of Norway (the “Norwegian FSA”).

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS REGARDING THE OFFER IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the Prospectus and Registration Statement and other relevant documents filed by Transocean with the SEC, at the SEC’s website at:  http://www.sec.gov.  In addition, shareholders may obtain free copies of the Prospectus and other relevant documents filed by Transocean with the SEC from Transocean’s website at: http://www.deepwater.com.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus or any other document that Transocean may file with the SEC in connection with the proposed transaction. The final terms and further provisions regarding the Offer are disclosed in the offer document filed with the Norwegian FSA, the Prospectus and the Registration Statement. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Cautionary Statement About Forward-Looking Statements

Any statements in this Form 8-K that are not historical facts may be forward-looking statements that involve certain risks, uncertainties and assumptions. All forward-looking statements included in this communication are based on information available to Transocean as of the date of this communication and current expectations, forecasts and assumptions. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated. These risks and uncertainties include the risk that the Offer may not close for any reason, including the risk that the requisite number of Songa Offshore shares may not be tendered in the Offer; the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the Offer or the compulsory acquisition (including to complete the listing of Consideration Shares and Exchangeable Bonds on the New York Stock Exchange); difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the proposed combination; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement for the Offer; and the other risks and uncertainties included in the Registration Statement or in Transocean’s most recent Form 10-K, Forms 10-Q and other filings with the SEC. No forward-looking statements in this Form 8-K should be relied upon as representing Transocean’s views or expectations as of any subsequent date, and Transocean does not undertake any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSOCEAN LTD.

Date: January 23, 2018	By:	/s/ Daniel Ro-Trock
Daniel Ro-Trock
Authorized Person

EXHIBIT 99.1

Transocean announces successful results of voluntary exchange offer

Transocean Ltd. announced that the voluntary exchange offer (the “Offer”) by Transocean Ltd. and Transocean Inc. (collectively, “Transocean”) to acquire all shares in Songa Offshore SE (“Songa Offshore”), expired on January 23, 2018 at 16:30 (CET), with a total of 175,720,167 Songa Offshore shares representing approximately 91.5 % of the total shares in Songa Offshore on a fully diluted basis having accepted the Offer. The acceptance level is based on preliminary numbers and may be increased upon a final tabulation of shares tendered and accepted before the expiration of the Offer period.

Accordingly, the condition for a minimum acceptance of at least 90% of the shares on a fully diluted basis has been met. The Offer is now unconditional.

In accordance with the terms and conditions of the Offer, transfer of the Songa Offshore shares tendered in the Offer and the delivery by Transocean of the Consideration Shares, Exchangeable Bonds and payment of cash consideration, as applicable, to Songa Offshore shareholders as settlement of the Offer, will be made as soon as reasonably possible (within 15 U.S. business days from January 23, 2018), and is expected to occur on or about January 30, 2018. It is expected that the Consideration Shares and Exchangeable Bonds to be issued in the Offer will be listed and begin trading on the New York Stock Exchange on or about the settlement date.

Upon settlement of the Offer, Transocean will hold more than 90% of the shares in Songa Offshore and, therefore, Transocean intends to promptly initiate a compulsory acquisition of the remaining outstanding shares of Songa Offshore in accordance with the procedures set out in the combined prospectus and offer document and applicable laws.  Transocean will propose that Songa Offshore is delisted from Oslo Stock Exchange as soon as practicable.

Steinhausen, January 23, 2018

Transocean Ltd.

Transocean Inc.

***

About Transocean

Transocean is a leading international provider of offshore contract drilling services for oil and gas wells. The company specializes in technically demanding sectors of the global offshore drilling business with a particular focus on deepwater and harsh environment drilling services, and believes that it operates one of the most versatile offshore drilling fleets in the world.

Transocean owns or has partial ownership interests in, and operates a fleet of 39 mobile offshore drilling units consisting of 26 ultra-deepwater floaters, seven harsh environment floaters, two deepwater floaters and four midwater floaters. In addition, Transocean has three ultra-deepwater drillships under construction or under contract to be constructed. The company also operates two high-specification jackups that were under drilling contracts when the rigs were sold, and the company continues to operate these jackups until completion or novation of the drilling contracts.

For more information about Transocean, please visit: www.deepwater.com.

Forward-Looking Statements

Any statements in this notice that are not historical facts may be forward-looking statements that involve certain risks, uncertainties and assumptions. All forward-looking statements included in this communication are based on information available to Transocean as of the date of this communication and current expectations, forecasts and assumptions. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated. These risks and uncertainties include the risk that the Offer may not close for any reason, including the risk that the requisite number of Songa Offshore shares may not be tendered in the Offer; the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the Offer or the compulsory acquisition (including to complete the listing of Consideration Shares and Exchangeable Bonds on the New York Stock Exchange); difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the proposed combination; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement for the Offer; and the other risks and uncertainties included in the Registration Statement (as defined below) or in Transocean’s most recent Form 10-K, Forms 10-Q and other filings with the U.S. Securities and Exchange Commission (the “SEC”). No forward looking statements in this notice should be relied upon as representing Transocean’s views or expectations as of any subsequent date, and Transocean does not undertake any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

Additional Information

In connection with the Offer, Transocean has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the Consideration Shares and Exchangeable Bonds to be issued in the Offer (the “Prospectus”). Transocean has distributed the Prospectus to certain securityholders of Songa Offshore in the United States in connection with the Offer. Transocean has also filed an offer document with the Financial Supervisory Authority of Norway (the “Norwegian FSA”).

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS REGARDING THE OFFER IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. You may obtain, free of charge, copies of the Prospectus and Registration Statement and other relevant documents filed by Transocean with the SEC, at the SEC’s website at: http://www.sec.gov. In addition, shareholders may obtain free copies of the Prospectus and other relevant documents filed by Transocean with the SEC from Transocean’s website at: http://www.deepwater.com.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus or any other document that Transocean may file with the SEC in connection with the proposed transaction. The final terms and further provisions regarding the Offer are disclosed in the offer document filed with the Norwegian FSA, the Prospectus and the Registration Statement. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Analyst Contacts:
Bradley Alexander
+1 713-232-7515

Diane Vento
+1 713-232-8015

Media Contact:
Pam Easton
+1 713-232-7647